Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated March 7, 2024

(To Preliminary Prospectus dated February 27, 2024)

Registration Statement No. 333-275618

ALTA GLOBAL GROUP LIMITED

This free writing prospectus relates only to the initial public offering of ordinary shares of Alta Global Group Limited (the “Company”) and should be read together with the preliminary prospectus dated February 27, 2024 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form F-1 (File No. 333-275618) relating to the offering of such securities. Amendment No. 3 may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1981519/000149315224008008/formf-1a.htm

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it from: ThinkEquity LLC, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673 or by email at prospectus@think-equity.com.

The following is a script for a video provided by the Company that is available at https://vimeo.com/892061015?share=copy. Information on, or accessible through, the Company’s website mentioned in the video and transcript is not part of this free writing prospectus, nor is it part of the Preliminary Prospectus or Amendment No. 3.

Narrator (Voiceover): “In a world where innovation meets tradition, where passion meets technology, a new era in martial arts and combat sports is dawning. Introducing Alta - the game-changer, the disruptor, the future of this ever-growing sector.”

Narrator (Voiceover): “At Alta, we’re not just reimagining the martial arts and combat sports industry; we’re redefining it. Our mission? To convert fandom to participation, drive revenue growth for gyms and coaches and foster vibrant training communities that support and enable.”

Narrator (Voiceover): “We believe in the power of transformation - and this transformation starts with our innovative platform, which aggregates the global martial arts and combat sports communities like never before.”

Narrator (Voiceover): “The Alta Platform is the future of the industry, offering a suite of products that seamlessly blend digital and in-gym experiences.”

Narrator (Voiceover): “Martial arts and Combat Sports, one of the world’s fastest-growing sport verticals. Over 45,000 gyms in the US alone. More than 11 million people training. A $12 billion industry. The potential is limitless.”

Narrator (Voiceover): “Thanks to the massive success of professional MMA leagues like the UFC, our sector is booming, with over 640 million fans worldwide. This success has led to exponential growth in fan participation interest across the whole combat sports sector. But there’s a different story behind the scenes.”

Narrator (Voiceover): “Customers, small businesses and coaches face challenges - from knowing how to start a training journey, managing member communities on social platforms to expensive and inconsistent marketing results. That’s where we come in.”

Narrator (Voiceover): “Our solution? Trainalta.com. A revolutionary, cloud-based, community-led platform built so members, coaches and operators can connect and thrive.”

Narrator (Voiceover): “Choose your membership, and unlock a world of opportunities, whether you’re a beginner, a martial arts enthusiast, a gym owner, or a coach. It’s all here.”

Narrator (Voiceover): “Alta has partnered with some of the biggest names in MMA, including Daniel Cormier (2-Division UFC Champion and former Olympic Wrestler).”

Daniel Cormier: “I’m Daniel Cormier, and this is my guide to wrestling.”

Daniel Cormier: “She literally just looked over here and said, ‘I told you.’”

Narrator (Voiceover): “Laura Sanko (UFC Commentator and former MMA fighter).”

Laura Sanko: “I’m Laura Sanko and I’m here to tell you about an exciting opportunity to transform yourself in just ten weeks.”

Narrator (Voiceover): “And Eugene Bareman, owner of the world-renowned City Kickboxing in Auckland, New Zealand (Head Coach to Israel Adesanya). Co Founded by John Kavanagh, Head Coach to 2 Division UFC Champion and global superstar, Conor McGregor.”

Conor McGregor: “I just knew when I met John, when he spoke it made complete sense to me, and that was it, I stuck with him and he stuck with me, and the rest is history.”

Narrator (Voiceover): “At Alta, we’ve brought the martial arts community to life.”

Narrator (Voiceover): “We’ve witnessed incredible transformations, fostered lifelong connections, and redefined martial arts participation. Alta has transformed the lives of thousands of people around the world through our Warrior Training Program.”

Jose Rudy Rubio: “My name is Jose Rudy Rubio and I am an Alta warrior. My dad was like my freakin’ hero. He passed away four years ago in a tragic car accident. Like I wanted to end my life. I have never been this happy and I can say in my entire life even after losing my Pop.”

[Coach]: “Being able to coach people through these journeys, it’s a privilege and Alta is just such an incredible vessel for getting people into the sport, and an intense full on experience. Martial arts has been around for thousands of years and it’ll be around for thousands and thousands more. That’s testament to the transformation that carries in people.”

Narrator (Voiceover): “With a combined social following of over 5 million and over 530,000 user profiles across Alta Global Group, we’re reaching a vast audience and making a global impact. Our partnership with UFC Gym brings together two potent brands who, together, are driving product innovation in MMA and fitness alike. This collaboration has the potential to unlock participation at scale throughout their global network of gyms.”

SS Johnson: “My goals with the Alta program is to learn a new fighting skill, to find a new passion, and to get in shape and to burn fat.”

Jack Ulrich: “I really believe that this mixed martial arts program could help me take my MMA to the next level.”

Narrator (Voiceover): “The future is here, and it’s Alta. Join us, invest in innovation, and be part of the revolution that’s taking the martial arts and combat sports sector to new heights.”